Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 000-29938

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Press release dated March 18, 2005
  - Kingsville Capital Acquired SembCorp's Stake in Pacific Internet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	March 18, 2005

Media Release

For Immediate Release

Kingsville Capital Acquired SembCorp's Stake in Pacific Internet

SINGAPORE, 18 March 2005 --- SembCorp Ventures Pte Ltd (SV), a wholly-owned subsidiary of SembCorp Industries (SCI) today announced that Kingsville Capital Limited (Kingsville) entered into an agreement for the acquisition of 3,829,373 ordinary shares of par value S$2.00 each in Pacific Internet Limited or PacNet (NASDAQ: PCNTF) from SV. The shares represent approximately 28.8% of the total outstanding shares in PacNet. Completion of the sale is subjected to approval by the InfoComm Development Authority of Singapore (IDA).

Based on SCI's announcement, Kingsville is an offshore-incorporated company and represents a group of investors put together by Titan Capital.

PacNet looks forward to working closely with the new major shareholder in plotting the direction and growth path of the company.

# # #

Editors' Note:

About Pacific Internet Limited
Pacific Internet (NASDAQ: PCNTF) is Asia Pacific's largest telco-independent Internet Communications Service Provider by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In 1999, the Group became the first Asian Internet company to successfully list on the NASDAQ stock exchange.  Pacific Internet delivers a full suite of secured Internet data, voice and video services that enhance its customers' communications capabilities. More information at www.pacnet.com.

For further information:

Mervin Wang Pacific Internet Limited Office: (65) 6771 0780 Mobile: (65) 9798 6077 mervin.wang@pacific.net.sg

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.